CROWN MARKETING

25 Mountaire Court, Highland Avenue

           London, UK NW9 0QA

 +447896150866

February 1, 2012

Michael R. Clampitt

Senior Attorney

Securities & Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:

Crown Marketing

Amendment No. 3 to  Registration Statement on Form S-1

Filed January 20, 2012

File No. 333-176776

Dear Mr. Clampitt:

On behalf of Crown Marketing, I request that the above captioned registration statement be declared effective on 5:00 pm Eastern Time, on Monday, February 6, 2012 or as soon thereafter as practicable.

On behalf of Crown Marketing, I  acknowledge that:

(1)  should the commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Igor Produn

Igor Produn, President